

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 16, 2014

Gerald L. Salzman
Chief Executive Officer
Daily Journal Corporation
915 East First Street
Los Angeles, CA 90012

   Re: Daily Journal Corporation
   Form 10-K for Fiscal Year Ended September 30, 2013
   Filed on June 24, 2014
   Form 10-Q for the Quarter Ended December 31, 2013
   Filed on August 13, 2014
   Form 10-Q for the Quarter Ended March 31, 2014
   Filed on August 15, 2014
   File No. 000-14665

Dear Mr. Salzman:

   We have reviewed your response letter dated October 31, 2014 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended September 30, 2013

Item 9A. Controls and Procedures, page 34

Evaluation of Disclosure Controls and Procedures, page 34

1. We note your response to prior comment 2. You state that your Form 10-K was completed and ready to file in December 2013 with all internal sign offs completed before December 31, 2013, the extended reporting deadline under Exchange Act Rule 12b-25. In the second paragraph on page 1, however, you state that because Ernst & Young did not complete its audits until the third quarter of fiscal 2014, there was no definitive starting place for periods subsequent to fiscal 2013, and it was not possible for

the Company to file Form 10-Qs for the first two quarters of fiscal 2014 on a timely basis.

As discussed in Chapter 8 of the Internal Control – Integrated Framework of the Committee of Sponsoring Organizations of the Treadway Commission (COSO),

> "external parties, such as external auditors, often contribute to the achievement of the entity's objectives and provide information useful in effecting internal control. However, they are not responsible for the effectiveness of, nor are they a part of, an entity's internal control system."

In that light, describe the controls in place related to your financial statement close process as of September 30, 2013. Considering that the adjustments (e.g., reclassification from goodwill and accrued liabilities to prepaid expense and other assets) to your fiscal 2013 financial statements were recorded subsequent to you reporting fiscal 2013 earnings in a Form 8-K filed on December 31, 2013, when you said all internal sign offs were completed, please tell us how you determined there were no control deficiencies in your internal controls over financial statement close process or in the areas where the adjustments were made.

2. We note that you do not believe that the differences in amounts reported within the Forms 8-K versus the Form 10-K and Forms 10-Qs are significant from an investor's standpoint, nor were they quantitatively or qualitatively material. We note, however, the following:

- the loss before taxes for the first and second quarters reported in the Form 10-Qs increased by 10% and 22% from what was disclosed within the Forms 8-K and

- the first quarter impact was lower due to an offsetting adjustment related to the finalization of the third-party valuation report.

In that regard, please provide your materiality and control deficiency analyses for the adjustments (e.g. $173,000 of additional expense in first quarter due to work-in-progress adjustment). We refer you to bullet point three of SEC Release No. 33-8810 (June 27, 2007) that discusses management's evaluation of material misstatements in the financial statements. Please also clarify which adjustments from your last response were auditor versus management identified.

3. We note your statement that the differences in amounts reported in the Forms 8-K versus the Form 10-K and Forms 10-Q represent only two matters, one of which is the purchase price allocation for the New Dawn Technologies, Inc. acquisition. Please describe your process for determining the purchase price allocation for a business combination, including the valuation of identified assets acquired and liabilities assumed. Tell us the controls you had in place around these processes as of September 30, 2013.

4. Please address the following related to the purchase price adjustments:

    •   The first adjustment refers to "work-in progress" reclassification of $1.76 million from "goodwill and accrued liabilities" to "prepaid expenses and other assets." Please describe this reclassification adjustment in greater detail including the facts and circumstances surrounding the work-in progress, management's analysis in recording the work-in progress first as a liability and goodwill and the information provided by the auditor in determining that the amount actually represented two assets.

    •   Tell us the nature of the $1.7 million intangible asset identified by management as part of the initial purchase price allocation that was later reclassified to goodwill as part of the valuation specialist report. Address whether the reclassification was the result of a decrease in the value of the intangible asset or the asset identified did not meet the definition of an intangible asset in ASC 805. Also describe the evidence used during the preliminary purchase price allocation to support the initial identification and valuation of the intangible asset.

Management's Report on Internal Control over Financial Reporting, page 34

5. We note your response to comment 4 and that the audit adjustments include an "other-than-temporary impairment "(OTTI) charge on a marketable security held by the company. You state that in the summer of 2013 you considered the need for an impairment charge on this security and ultimately concluded it was not necessary. It is not clear, however, whether an impairment analysis was performed for this security as of September 30, 2013. Please address the following related to the impairment charge:

    •   Tell us if an OTTI analysis was done on this security as of September 30, 2013. If so, tell us the positive and negative evidence you considered during your June 30, 2013 and September 30, 2013 impairment analyses.

    •   Tell us the amount of the OTTI audit adjustment recorded at September 30, 2013. In addition, address how you determined that the audit adjustment was not a material misstatement as we note from the Consolidated Statement of Comprehensive Income in your Form 10-K that OTTI recorded totaled $1.7 million and represented a 27% decline in your income before taxes.

    •   Tell us the controls you have in place surrounding your OTTI analysis for investment securities. In addition, explain how these controls were effective and there was not a control deficiency considering an audit adjustment related to OTTI was recorded.

- In response to the second bullet point if you determine that the OTTI audit adjustment was material, tell us how you were able to conclude that the severity of the control failure did not rise to the level of a material weakness.

Form 10-Q for the Quarter ended December 31, 2013 and March 31, 2014

6. We note your response to prior comment 6. Please address the following related to your income tax process:

- Explain in greater detail your process and controls surrounding income taxes for financial reporting. Clarify whether your control process was complete at the time of the identification of the mathematical error in the tax schedule.

- Tell us the specific controls you had in place that would have caught mathematical errors in the tax schedules prepared by the third-party expert prior to the review by your outside auditor. Tell us whether your controls include recording of all tax entries before the auditor begins its review.

- Tell us the nature and amounts of the mathematical errors and the tax schedules impacted. Also describe the financial statement impact (i.e. line items affected) if the error had not been caught.

You may contact Aamira Chaudhry at 202-551-3389 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief